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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B -25

           NOTIFICATION OF LATE FILING                  SEC FILE NUMBER: 0-27510

                    (Check One)                          CUSIP NUMBER: 872933106

[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

         For Period Ended: MARCH 31, 1996
                          -----------------------------------------
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For Transition Period Ended .............................

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable...................
 ................................................................................

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PART I - REGISTRANT INFORMATION
- - - --------------------------------------------------------------------------------
         Full Name of Registrant
         Former Name if Applicable

         .................TMCI...ELECTRONICS,..INC.................

         Address of Principal Executive Office (Street and Number)
         ..................1875 DOBBIN DRIVE..............

         City, State and Zip Code
         ....................SAN JOSE, CA 95133............
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PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

/X/      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

/X/      (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

/ /      (c) The accountants report or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

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PART III - NARRATIVE
- - - --------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10- QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant has not completed its financial statements for the period ended March 31, 1996. The audit for the Registrant's fiscal year ended December 31, 1995 has not yet been completed. Certain items in the financial statements for the period ended December 31, 1995 are critical to the Registrant in completing its financial statements for the period ended March 31, 1996.

                                                 (Attach Extra Sheets if Needed)
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PART IV - OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

 ..........Robert Loera.................(408) 272-5700...........................
             (Name)                       (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes*     [ ] No

*Pursuant to Rule 15d-2 of the Securities Exchange Act of 1934, as amended, and an interpretation of the Office of Chief Counsel of the Division of Corporation Finance permitting companies registered under Section 12 to rely on Rule 15d-2 with respect to their 10-KSB filings, the Registrant's Form 10-KSB is due June 3, 1996.
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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  ..........................TMCI ELECTRONICS, INC...............................
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 1996...........................

By:/s/ Robert Loera.............................................................
   Robert Loera, Secretary, Controller and Director
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             ATTACHMENT TO FORM 12b-25 of TMCI ELECTRONICS, INC.

It is expected that the revenue of TMCI Electronics, Inc. (the "Company") will remain constant for the fiscal quarter ended March 31, 1996 as compared to the fiscal quarter ended March 31, 1995. Further, the Company anticipates that its net income will decline by approximately $375,000 to $20,00 from $395,000 for this same period. The primary cause for the decline is certain debt issuance costs related to a bridge financing undertaken by the Company in the fourth quarter of 1995.